UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aspen Insurance Holdings Limited

Full Name of Registrant

Former Name if Applicable

141 Front Street

Address of Principal Executive Office (Street and Number)

Hamilton HM19, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aspen Insurance Holdings Limited ("the Company") has filed this Form 12b-25 because it has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F (the "Form 20-F") for the fiscal year ended December 31, 2021 within the prescribed time period, for the reasons stated below.

The Company is in the process of finalizing its Form 20-F, including disclosures in connection with the effectiveness of the Company's internal controls over financial reporting and related disclosure controls and procedures. The Company intends to describe in the Form 20-F certain material weaknesses in the Company's internal controls over financial reporting, including disclosure of the nature and status of remediation plans in place to address such deficiencies.

The delays noted above are primarily related to previously identified control deficiencies in connection with currency matching and the treatment of foreign exchange gains/losses, as previously disclosed by the Company in the Financial Condition Report for the financial year ended December 31, 2020 and associated Form 6-K filing furnished on July 30, 2021.

The matters described above have caused delays in the administrative and governance procedures for finalizing the preparation and internal certification of the 20-F. As a result of these delays, the Company's independent registered public accounting firm is still in the process of completing its audit of the financial statements for the year ended December 31, 2021.

The Company expects to file the Form 20-F as soon as practicable and no later than the fifteenth calendar day following the prescribed due date, in accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Company assumes no duty to provide an update on the status of the reviews noted above until the Form 20-F is filed with the Securities and Exchange Commission.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher Coleman Group Chief Financial Officer	441	295-8201
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aspen Insurance Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 2, 2022

By */s/ Christopher Coleman*
Christopher Coleman
Group Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).